Exhibit 10.2

Peerless Systems	2381 Rosecrans Avenue	voice:	310.536.0908
Corporation	El Segundo, California	fax:	310.536.0058
	90245	website:	www.peerless.com
December 12, 2006
Mr. Richard L. Roll
15 Celano
Laguna Niguel, California 92677
Dear Rick:
This binding letter sets forth our agreement concerning the terms on which you would be employed as Chief Executive Officer and President of Peerless Systems Corporation (“Peerless”). You will begin your employment with Peerless on December 15, 2006.
Your compensation will consist of the following benefits which are described more fully below:

•	Bi-Weekly Salary	$13,076.92 ($340,000 base salary)
•	Total Target Bonus	$180,000
•	Benefits	Standard Peerless executive package
•	Time-Vested Stock Option	600,000 shares
•	Price-Contingent Stock Option	400,000 shares
•	Severance	See below
•	Change in Control	See below
•	Indemnification	Standard Peerless executive indemnification agreement
The bonus would be paid in two annual installments and would be prorated in the first year of your employment. The prorated bonus for fiscal 2007 in the amount of $18,000, and 15% of the bonus for fiscal 2008, would be guaranteed. Except for the guaranteed portion of the bonus for fiscal 2007 and 2008, the bonus would be contingent upon the achievement of both company and individual performance goals which would be set annually by the Compensation Committee of the Board of Directors (the “Board”). The guaranteed portion of the bonus for fiscal 2008 would vest at the end of the first quarter, and the non-guaranteed portion would vest 15% at the end of each of the second, third and fourth quarters, upon the achievement of the performance goals for such quarter, and 40% at the end of the fiscal year, upon the achievement of the performance goals for the fiscal year. In each subsequent year, 15% of the bonus would vest at the end of each quarter, upon the achievement of the performance goals for such fiscal quarter, and 40% would vest at the end of the fiscal year, upon the achievement of the performance goals for the fiscal year, all in accordance with Peerless’ executive bonus plan. To receive any bonus installment, you must be employed by Peerless at the time of the payment.
Our benefits package currently includes medical, dental, vision, disability, group life insurance and long-term care plans, as well as a 401(k) plan and a flexible spending (cafeteria) plan. Peerless pays for the employee’s insurance and contributes toward family premiums. The 401(k) plan is employee contributory with a company match of up to $2,000 per year. Peerless will also provide four weeks of paid vacation. In addition, you will be eligible for ten paid holidays and will be allocated eight sick days annually on January 1, prorated during your first year.

Mr. Robert L. Roll
December 12, 2006

Subject to the approval of the Compensation Committee and compliance with all state and federal regulatory requirements, you will receive (1) a time-vested option to purchase the number of shares set forth above (the “Time-Vested Option”) and (2) a price-contingent option to purchase the number of shares set forth above (the “Price-Contingent Option”).
The per share exercise price of both the Time-Vested Option and the Price-Contingent Option will be the closing price of Peerless’ common stock on December 15, 2006, the date of grant of such options.
The Time-Vested Option would vest over a four-year period, subject to your continued employment with Peerless. In particular, 25% would vest on the first anniversary of your first day of employment and, thereafter, the remaining portion shall vest monthly in equal installments over the subsequent 36 months. The Time-Vested Option would be subject to the terms and conditions set forth in the Peerless 2005 Incentive Award Plan (the “Plan”) and the option agreement approved by the Compensation Committee.
In the event that your employment is terminated (1) on your death or disability, the vested portion of the Time-Vested Option would remain exercisable until the earlier of the first anniversary of termination or the expiration of the Time-Vested Option, the next 12 monthly installments would vest immediately and remain exercisable until the earlier of the first anniversary of termination or the expiration of the Time-Vested Option, and the unvested portion would terminate immediately, (2) by Peerless without “cause,” the vested portion of the Time-Vested Option would remain exercisable until the earlier of the first anniversary of termination or the expiration of the Time-Vested Option, and the remaining unvested portion would terminate immediately, (3) by Peerless with “cause,” or by you for any reason, the vested portion of the Time-Vested Option would remain exercisable for 90 days and the unvested portion would terminate immediately, and (4) by Peerless without “cause” within 18 months after a Change in Control, the Time-Vested Option would fully vest immediately on termination and would remain exercisable until the earlier of the first anniversary of termination or the expiration of the Time-Vested Option. As used in this letter agreement, “cause” shall mean (i) willful and continued failure by you to perform your duties (other than any such failure resulting from your incapacity due to physical or mental illness or disability), (ii) willful commission of an act of fraud or dishonesty resulting in economic or financial injury to Peerless, (iii) conviction of, or entry by you of a guilty or no contest plea to, the commission of a felony or a crime involving moral turpitude, (iv) a willful breach by you of your fiduciary duty to Peerless which results in economic or other injury to Peerless, or (v) willful and material breach of your confidentiality obligations.

Mr. Robert L. Roll
December 12, 2006

A portion of the Price-Contingent Option would vest upon the achievement of specific price hurdles. The number of shares with respect to which the Price-Contingent Option would vest at each price is set forth on Schedule A. A price hurdle is deemed to have been achieved when the closing price of Peerless’ common stock is at or above the price hurdle for 90 consecutive trading days or, in the event of a Change in Control, if the price per share realized by Peerless’ public shareholders is at or above the price hurdle. You will have five years to achieve the price hurdles, commencing on the date of grant, and any options earned for price hurdle achievement will have a 7-year life from the date of grant. The failure to achieve a price hurdle during the five-year period commencing on your first day of employment would result in the forfeiture of the shares relating to that price hurdle. The Price-Contingent Option would be subject to the terms and conditions of the option agreement approved by the Compensation Committee.
In the event that your employment is terminated, the Price-Contingent Option would remain exercisable in the same manner as provided above for the Time-Vested Option, except that the Price-Contingent Option would vest only to the extent the price hurdle had been achieved at the date of termination.
In the event your employment is terminated by Peerless without “cause,” you would be entitled to continue to receive your base salary for the 12 months following your termination and health insurance (i.e., medical, dental and vision) until the first anniversary of termination; provided, however, that the balance of such base salary would be paid in a lump sum on the March 15 following the termination of your employment. Notwithstanding the foregoing, if your employment is terminated by Peerless without “cause” within 18 months after a “Change in Control,” you would be entitled to receive a severance payment equal to your base salary for the 12 months following your termination (the “Severance Payment”), health insurance until the first anniversary of termination and your full Total Target Bonus for the twelve months following termination (the “Bonus Payment”). The Severance Payment and the Bonus Payment, if any, would be payable in a lump sum at the termination of your employment. “Change in Control” is defined solely as the approval by the stockholders of Peerless and the consummation of a re-organization, merger, consolidation, or sale or other disposition of all or substantially all of the assets of Peerless, in each case, with or to a corporation or other person or entity.
Any and all disputes, controversies or claims arising out of or related to this letter shall be filed in Los Angeles, California and submitted to final and binding arbitration under the auspices and rules of the Judicial Arbitration and Mediation Services, Inc., or if it is no longer in existence, under the auspices and rules of the American Arbitration Association. There shall be one arbitrator. The arbitrator shall be a retired superior court or federal judge. The parties agree that they have waived any right to trial by jury. The decision of the arbitrator shall be final and binding and the judgment rendered may be entered in any court having jurisdiction. The prevailing party in any such arbitration proceeding shall be entitled to its costs and reasonable attorneys’ fees, costs and expenses. The provisions of California Code of Civil Procedure Sections 128, et seq. govern this arbitration provision.
Peerless will reimburse you for the reasonable legal fees you incur in connection with this letter agreement and the agreements contemplated by this letter agreement, but in no event to exceed $5,000.

Mr. Robert L. Roll
December 12, 2006

Rick, while we sincerely hope your employment relationship with Peerless will be long and mutually rewarding, we want to be clear that your employment would be “at will” and there would be no implied contract for a specified period of time.
If the foregoing terms accurately reflect our agreement, please sign and return this letter within five days of the date of this letter. You may fax a signed copy, if you wish, to our confidential fax at (310) 297-3286. (Please do not use the fax number printed on the letterhead.)
Feel free to call if you have questions. I look forward to working with you, Rick, and hope that you will contribute and grow at Peerless, to our mutual benefit.
Sincerely,
/s/ Robert G. Barrett
Robert G. Barrett
Chairman, Compensation Committee

Acknowledged:	/s/ Richard L. Roll

Date: December 15, 2006

Mr. Robert L. Roll
December 12, 2006

SCHEDULE A
Price-Contingent Option

Price	Shares
$10.00	200,000

$14.00	200,000